UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Peak Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70470P 108

(CUSIP Number)

Hoyoung Huh

c/o Peak Bio, Inc.

350 W Bayshore Rd, Suite 100,

Palo Alto, CA 94303

(650) 549-9103

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Hoyoung Huh, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,730,850 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,730,850 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,730,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 40.2%
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of common stock, par value $0.0001 per share (the “Common Stock”) of Peak Bio, Inc., a Delaware corporation (the “Issuer”).

(1)

This number includes 1,930,501 shares of Common Stock held in escrow in the name of Hoyoung Huh for release upon payment under the Key Company Stockholder Forward Purchase Agreement (as defined below), 6,427,409 shares of Common Stock held by Hoyoung Huh and 372,940 shares of Common Stock held by Hannol Ventures LLC of which Mr. Huh is the sole member and who has voting and dispositive power over such shares.

CUSIP No. 70470P 108

1.	Names of Reporting Persons. Hannol Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 372,940
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 372,940

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,730,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.2%
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages are presented as shares of common stock, par value $0.0001 per share (the “Common Stock”) of Peak Bio, Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Common Stock”) of Peak Bio Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 3350 W. Bayshore Rd., Suite 100, Palo Alto, CA 94303.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Hoyoung Huh, M.D., Ph.D., a United States citizen (“Dr. Huh”) and Hannol Ventures LLC, a Florida limited liability company (“Hannol Ventures”) (the foregoing persons together, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.1 (the “Joint Filing Agreement”). Dr. Huh is the sole member of Hannol Ventures, and in his capacity as such, may be deemed to exercise shared voting and investment power over the shares held by Hannol Ventures. The Reporting Persons specifically disclaim beneficial ownership in the securities reported herein except to the extent of any pecuniary interest therein.

(b)	The business address of Dr. Hoyoung Huh is 3350 W. Bayshore Rd., Suite 100, Palo Alto, CA 94303. The business address of Hannol Ventures is 250 NW 23rd St. #304, Miami, FL 33127.

(c)	The principal business of Hannol Venture is to invest in securities. The principal business of Dr. Huh is to serve as a director and Chairman of the Board of the Issuer.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Dr. Huh is a United States citizen. Hannol Ventures is a Florida limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

On November 1, 2022 (the “Closing Date”), the Issuer (formerly known as Ignyte Acquisition Corp. or “Ignyte”) consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement, dated April 28, 2022 (the “Business Combination Agreement”), by and among the Issuer, Ignyte Korea Co., Ltd., a corporation organized under the laws of the Republic of Korea (“Korean Sub”) and Peak Bio Co., Ltd., a corporation organized under the laws of the Republic of Korea (“Peak Bio Co., Ltd.”).

All of the shares of Common Stock held by Hannol Ventures and 6,427,409 shares of Common Stock (the “Business Combination Shares”) held by Hoyoung Huh were received in the course of the Share Swap (as defined in the Business Combination Agreement) pursuant to the consummation of the transactions contemplated by the Business Combination.

In connection with the signing of the Business Combination Agreement, Ignyte and Dr. Huh entered into a forward purchase agreement (the “Key Company Stockholder Forward Purchase Agreement”), pursuant to which Dr. Huh would, upon the terms and subject to the conditions set forth in the Key Company Stockholder Forward Purchase Agreement, including, but not limited to the receipt of margin financing within 180 days following the Closing Date, purchase shares of Common Stock at a purchase price of $10.00 per share in a private placement for up to an aggregate amount of $10 million, subject to the conditions set forth in the Key Company Stockholder Forward Purchase Agreement.

On December 29, 2022, the Issuer and Dr. Huh executed an amendment to the Key Company Stockholder Forward Purchase Agreement (the “Amendment to Key Company Stockholder Forward Purchase Agreement”), pursuant to which, the Issuer and Dr. Huh agreed to (i) remove the margin loan condition precedent to Dr. Huh’s agreement to purchase Common Stock in the amount of $10 million on or prior to March 31, 2023, and (ii) modify the purchase price from $10.00 per share to $5.18 per share. Accordingly, upon the closing of such purchase, if any, Dr. Huh will receive 1,930,501 shares of Common Stock in exchange for his $10 million investment in the Issuer.

Item 4. Purpose of Transaction

The Reporting Persons acquired, and presently hold, the shares of Common Stock described herein for investment purposes.

In connection with the consummation of the Business Combination, the Business Combination Shares are subject to a 180-day lock-up that will expire on the date immediately following 180 days after the Closing Date.

Except as disclosed in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer

(a)

As more fully described in Item 3 above, (A) Dr. Huh is the beneficial owner of 8,730,850 shares of the Issuer’s Common Stock, consisting of (i) 1,930,501 shares of Common Stock held in escrow for release of payment under the terms and conditions of the Key Company Stockholder Forward Purchase Agreement, (ii) 6,427,409 shares of Common Stock held by Dr. Huh and (iii) 372,940 shares of Common Stock held by Hannol Ventures, representing 40.2% of the Issuer’s shares of Common Stock outstanding and (B) Hannol Ventures is the beneficial owner of 372,940 shares of the Issuer’s Common Stock. The percentage calculations are based upon 21,713,248 shares of Common Stock outstanding as of December 31, 2022 based on information provided by the Issuer.

(b)

By virtue of his status as the sole member of Hannol Ventures, Dr. Huh has sole voting and dispositive power with respect to the 372,940 shares of the Issuer’s Common Stock beneficially owned by Hannol Ventures. Dr. Huh also holds sole voting and dispositive power with respect to (i) the 6,427,409 shares of the Issuer’s Common Stock beneficially owned by him and (ii) if acquired pursuant to the Key Company Stockholder Forward Purchase Agreement, the 1,930,501 shares held in escrow in the name of Dr. Huh.

(c)	During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Reporting Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)

No person, other than Dr. Huh, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Hannol Ventures.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Business Combination Agreement, the Business Combination was effected on November 1, 2022 in which the (i) stockholders of Peak Bio Co., Ltd transferred their respective shares of common stock of Peak Bio Co., Ltd., par value KRW 500 per share (the “Target Common Stock”), to Korean Sub in exchange for shares of the Issuer’s Common Stock held by Korean Sub, and (ii) in the course of such share swap, Korean Sub distributed the shares of Target Common Stock to the Issuer in consideration of the Issuer’s Common Stock (which was in-turn delivered to the stockholders of Peak Bio Co., Ltd. as described in (i) above ((i) and (ii), collectively, the “Share Swap”, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon consummation of the Share Swap, Peak Bio Co., Ltd. became a direct wholly-owned subsidiary of Ignyte. Upon consummation of the Business Combination, the Company was renamed Peak Bio, Inc. In connection with the consummation of the Business Combination and pursuant to the terms and conditions of the Business Combination Agreement, the Company issued 17,295,044 shares of Common Stock to stockholders of Peak Bio Co., Ltd. (the “Target Consideration Shares”) as part of the Aggregate Closing Consideration (as defined in the Business Combination Agreement). As part of the Target Consideration Shares, Dr. Huh received 6,427,409 shares of the Issuer’s Common Stock and Hannol Ventures received 372,940 shares of Common Stock in connection with the consummation of the Business Combination. For further details, please see the Business Combination Agreement filed as Exhibit 7.2 hereto.

In connection with the signing of the Business Combination Agreement, Ignyte and Dr. Huh entered into the Key Company Stockholder Forward Purchase Agreement, pursuant to which Dr. Huh would, upon the terms and subject to the conditions set forth in the Key Company Stockholder Forward Purchase Agreement, including, but not limited to the receipt of margin financing within 180 days following the Closing Date, purchase shares of Common Stock at a purchase price of $10.00 per share in a private placement for up to an aggregate amount of $10 million, subject to the conditions set forth in the Key Company Stockholder Forward Purchase Agreement.

On December 29, 2022, the Issuer and Dr. Huh executed the Amendment to Key Company Stockholder Forward Purchase Agreement, pursuant to which, the Issuer and Dr. Huh agreed to (i) remove the margin loan condition precedent to Dr. Huh’s agreement to purchase Common Stock in the amount of $10 million on or prior to March 31, 2023, and (ii) modify the purchase price from $10.00 per share to $5.18 per share. Accordingly, upon the closing of such purchase, if any, Dr. Huh will receive 1,930,501 shares of Common Stock in exchange for his $10 million investment in the Issuer. For further details, please see the Key Company Stockholder Forward Purchase Agreement filed as Exhibits 7.3 and 7.4, respectively.

In connection with the closing of the Business Combination, Ignyte and certain stockholders of Peak Bio Co., Ltd. entered into a lock-up agreement (the “Lock-Up Agreement”) providing for certain restrictions on transfer applicable to the Issuer’s shares Common Stock (the “Lock-Up Shares”). Generally, the Lock-Up Agreement prohibits stockholders from (i) selling, offering to sell, contracting or agreeing to sell, hypothecating, pledging, granting any option to purchase or otherwise disposing of or agreeing to dispose of, directly or indirectly, or establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to the Lock-Up Shares, (ii) entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, whether any such transaction is to be settled by delivery of Lock-Up Shares or other securities, in cash or otherwise, or (iii) publicly announcing any intention to effect any transaction specified in the immediately preceding subsections (i) or (ii), subject to certain limited exceptions set forth in the Lock-Up Agreement. The lock-up period under the Lock-Up Agreement lasts until the date that is 180 days from the Closing Date. Ignyte and Dr. Huh entered into a separate Lock-Up Agreement (the “Key Company Stockholder Lock-Up Agreement”) on substantially the same terms as the Lock-Up Agreement with certain exceptions for the transactions contemplated by the Key Company Stockholder Forward Purchase Agreement. For further details, please see the Key Company Stockholder Lock-Up Agreement filed as Exhibit 7.5 hereto.

In connection with the closing of the Business Combination, Ignyte, Ignyte Sponsor LLC (the “Sponsor”) and certain stockholders of Peak Bio Co., Ltd., which included Dr. Huh and Hannol Ventures (collectively, with each other person who has executed and delivered a joinder thereto, the “RRA Parties”), entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Sponsor and the stockholders of Peak Bio would be granted certain customary registration rights, demand rights and piggyback rights with respect to their respective shares of Common Stock. The Registration Rights Agreement required the Issuer to, among other things, file a resale registration statement on behalf of the RRA Parties as soon as practicable but no later than 45 days after the closing of the Business Combination. The Registration Rights Agreement also provides certain demand rights and piggyback rights to the RRA Parties, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Registration Rights Agreement includes customary indemnification provisions. For further details, please see the Registration Rights Agreement filed as Exhibit 7.6 hereto.

Dr. Huh and Hannol Ventures have entered into the Joint Filing Agreement attached hereto as Exhibit 7.1 with respect to the joint filing of this Schedule 13D.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Joint Filing Agreement, Business Combination Agreement, Key Company Stockholder Forward Purchase Agreement, Amendment to Key Company Stockholder Forward Purchase Agreement, Key Company Stockholder Lock-Up Agreement and Registration Rights Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4, 7.5 and 7.6, respectively, and incorporated herein by reference.

Other than the matters described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

7.1	Joint Filing Agreement, dated March 21, 2023.

7.2	Business Combination Agreement, dated as of April 28, 2022, by and among Ignyte Acquisition Corp., Ignyte Korea Co., Ltd. and Peak Bio Co., Ltd. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2022).

7.3	Form of Key Company Stockholder Forward Purchase Agreement, dated as of April 28, 2022, by and between Ignyte and Hoyoung Huh (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2022).

7.4	Amendment to Key Company Stockholder Forward Purchase Agreement, dated as of December 29, 2022, by and between Peak Bio, Inc. and Hoyoung Huh (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2023).

7.5	Key Company Stockholder Lock-Up Agreement, dated as of November 1, 2022, by and between Ignyte Acquisition Corp., Peak Bio Co., Ltd. and Hoyoung Huh (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 7, 2022).

7.6	Registration Rights Agreement, dated as of November 1, 2022, by and among Peak Bio, Inc., Ignyte Sponsor LLC and the Holders party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 7, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: March 21, 2023

/s/ Hoyoung Huh, M.D., Ph.D.
Hoyoung Huh, M.D., Ph.D.

Hannol Ventures LLC

By:	/s/ Hoyoung Huh, M.D., Ph.D.
Hoyoung Huh, M.D., Ph.D.
Sole Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Joint Filing Agreement, dated March 21, 2023.

7.2	Business Combination Agreement, dated as of April 28, 2022, by and among Ignyte Acquisition Corp., Ignyte Korea Co., Ltd. and Peak Bio Co., Ltd. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2022).

7.3	Form of Key Company Stockholder Forward Purchase Agreement, dated as of April 28, 2022, by and between Ignyte and Hoyoung Huh (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 29, 2022).

7.4	Amendment to Key Company Stockholder Forward Purchase Agreement, dated as of December 29, 2022, by and between Peak Bio, Inc. and Hoyoung Huh (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2023).

7.5	Registration Rights Agreement, dated as of November 1, 2022, by and among Peak Bio, Inc., Ignyte Sponsor LLC and the Holders party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 7, 2022).